787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 24, 2025

VIA EDGAR

Deborah L. O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   BlackRock Allocation Target Shares

 (Securities Act File No. 333-109980, Investment Company Act File No. 811-21457)

Response to Staff Comments

Dear Ms. O’Neal:

On behalf of BATS: Series A Portfolio, BATS: Series C Portfolio, BATS: Series E Portfolio, BATS: Series M Portfolio, BATS: Series P Portfolio, BATS: Series S Portfolio and BATS: Series V Portfolio (each a “Fund” and together, the “Funds”), each a series of BlackRock Allocation Target Shares (the “Trust”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Anthony Geron and Leanne Aban via telephone on September 16, 2025 (the “Comments”) regarding Post-Effective Amendment No. 62 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 64 under the Investment Company Act of 1940, as amended, which was filed with the Commission on August 1, 2025.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS CHICAGO DALLAS FRANKFURT HAMBURG  HOUSTON LONDON LOS ANGELES

MILAN MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

General Comments:

Comment No. 1:	In the section of the Prospectus entitled “Fund Overview – Principal Risks of Investing in the Fund” with respect to each Fund, please add risk disclosure specific to futures, options and swaps.

Response No. 1:

The Trust notes that the “Fund Overview – Principal Risks of Investing in the Fund” section for each Fund currently includes a “Derivatives Risk” factor that summarizes the general risks of investing in derivative instruments. Furthermore, the “Details About the Funds – Investment Risks” section of each Fund’s prospectus currently includes more detailed disclosure regarding the risks specific to certain derivatives used by the Funds, including a discussion of the risks specific to futures, options and swaps. Accordingly, the Trust respectfully submits that no additional disclosure is necessary.

Comment No. 2:

In the “Performance Information” section of each Fund’s Prospectus, please consider including disclosure noting the Fund’s updated strategy as of October 1, 2025, and that the Fund’s total returns prior to such date as reflected in the bar chart and table are the returns of the Fund when it followed different investment strategies under its former name.

Response No. 2:

The Trust respectfully declines to make any disclosure changes in response to this comment. The Trust confirms that, with respect to each Fund, there will be no turnover of the Fund’s portfolio in connection with the name and strategy changes and, therefore, the Trust believes it is not necessary to highlight the Fund’s name and strategy change in the “Performance Information” section of the Prospectus.

Comment No. 3:	Please update the name of each Fund on the signature page to reflect each Fund’s new name as of October 1, 2025.

Response No. 3:	The Trust will revise the signature pages as requested.

Comment to the SAI:

Comment No. 4:

In the “Information Regarding the Portfolio Managers – Other Funds and Accounts Managed” section of the Funds’ SAI, please update the other accounts managed information for each portfolio manager of each Fund to be as of a more recent date.

Response No. 4:	The Trust will update the other accounts managed information in the Amendment.

Comments to BATS: Corporate Credit Total Return Series

Comment No. 5:

In the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus, please include a description of the Fund’s target asset allocations by market capitalization or between non-U.S. and U.S securities, if any.

Response No. 5:

The Fund does not have any established target allocations with respect to market capitalization or investments in U.S. and non-U.S. securities. Accordingly, the Trust respectfully submits that no additional disclosure is necessary.

Comment No. 6:	In “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus, please add principal risk factor disclosure specific to restricted securities.

Response No. 6:	The Fund will add the requested disclosure to the Summary Prospectus.

* * * * * * * * *

Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Anthony Geron
Anthony Geron

cc:	Jessica Holly, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP